UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

1 Angel Court, London

England, EC2R 7AG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Prudential Funding (Asia) PLC (the “Substitute Issuer”), is a wholly owned subsidiary of Prudential plc (“the Company”).

The Company issued its 3.125% Notes due 2030 (the “2030 Notes”) on April 14, 2020 pursuant to the Senior Indenture (the “Base Indenture”) dated as of April 14, 2020 between the Company and Citibank, N.A. (the “Trustee”) as supplemented by the First Supplemental Indenture, dated as of April 14, 2020 between the Company and the Trustee (the “2030 Supplement” and together with the Base Indenture, the “2030 Indenture”).

The Company issued its 3.625% Notes due 2032 (the “2032 Notes” and together with the 2030 Notes, the “Notes”) on March 24, 2022 pursuant to the Base Indenture as supplemented by the Second Supplemental Indenture, dated as of March 24, 2022 between the Company and the Trustee (the “2032 Supplement” and together with the Base Indenture, the “2032 Indenture”, and the 2030 Indenture and the 2032 Indenture, the “Indentures”).

On March 2, 2023, as expressly provided for in the Indentures without the consent of any holder of Notes, pursuant to a Third Supplemental Indenture, dated as of March 2, 2023, among the Company, as Former Issuer and Guarantor, the Substitute Issuer and the Trustee, the Substitute Issuer was substituted as issuer, and the Company became the guarantor, of the 2030 Notes and the 2032 Notes.

The form of the Third Supplemental Indenture, the 2030 Notes and the 2032 Notes are filed as exhibits hereto.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Third Supplemental Indenture, dated March 2, 2023, between Prudential plc, Prudential Funding (Asia) PLC and Citibank, N.A.
4.2	Form of Prudential Funding (Asia) PLC 3.125% Notes Due 2030
4.3	Form of Prudential Funding (Asia) PLC 3.625% Notes Due 2032

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 2 March 2023	By:	/s/ Thomas Clarkson
Thomas Clarkson
Company Secretary